Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-16159

Cover Email to Partners from Paul Thornton and Babloo Ramamurthy

        Later this morning, the attached announcement from Paul Thornton and John Haley will be sent to all associates announcing our intention to combine the Watson Wyatt LLP and Watson Wyatt & Company businesses to form a single firm which will operate under the name Watson Wyatt Worldwide. We have gained agreement to send this to you in advance of the news being released on the New York Stock Exchange but we do ask you to treat the information as confidential until later today when the announcement is released to all associates at 10.45 UK time / 11.45 continental European time.

        This development is a momentous one, but it is also a natural next step following the establishment of our global alliance with WW&C ten years ago. The Alliance has proved to be a great success, and strong personal and working relationships have been built up between associates in both firms; we strongly believe that the combination of our businesses will further strengthen our pre-eminent position as a global consulting firm.

        The change in our ownership structure also provides a catalyst for changes to our governance structure, which has served us well for many years, but we feel the time is right for some further streamlining in order to address the needs of our clients, the market and our associates. The firm is facing many new challenges in our various markets and the business combination will improve our ability to respond quickly and decisively in order to maintain the very strong brand and market position we have built.

        The combination of our businesses also underlines our commitment to continue to grow and invest in our future and the new capital structure will make our growth and development less dependent on the ability of Partners to provide or arrange capital. We believe firmly that steady and profitable growth of our business provides the greatest security for the future and will maximise the opportunities available to our associates to learn, develop and take on new challenges.*

        Although the firm will cease to be a partnership, every endeavour will be made to ensure it remains a very special place to work; we will continue to place a high value on working together as a team to achieve the highest levels of professional excellence and service to our clients—our core values will not change.

        You are bound to have many questions and we want to provide you with as much information as possible over the coming weeks. In order to provide you with further details, and to respond to any immediate questions you may have, we are planning to hold a number of meetings today in the Conference Room in Reigate at 9.00 am, 11.00 am and 4.00 pm, each lasting an hour, with a web conferencing facility so that Partners in other locations can also participate.

        We appreciate that not every Partner will be able to join one of these meetings and so further meetings will be arranged for the future and members of the Partnership Board and the Euro Matrix Group will be available to meet with you and respond to your questions. Individual meetings for each Partner and their Practice Head are also being arranged.

        We are very committed to maintaining an open line of communication so that you can be kept up to date with all developments. In the meantime, since WW&C is a public company, and this transaction will be announced to the New York Stock Exchange later this morning, you are not able to trade in WW&C stock until the announcement has been made. Please also bear in mind the need for this information to be treated confidentially ahead of this morning's announcement and conduct any conversations you have ahead of that announcement appropriately.

Paul Thornton and Babloo Ramamurthy

*
All associates, and particularly all Bands 5's and 6's, will be able to participate in ownership of the firm by holding WWW stock, and this will be a key aspect of our renumeration structure for senior associates going forward.

Additional Information

        Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings from the SEC website at www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the Commission by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C., 20006 attention: Investor Relations, or by telephone at 202-715-7000.

        Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

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Cover Email to Associates from Paul Thornton and Babloo Ramamurthy

        You will find attached an announcement from Paul Thornton and John Haley announcing our intention to combine the Watson Wyatt LLP and Watson Wyatt & Company businesses to form a single firm which will operate under the name Watson Wyatt Worldwide.

        This development is a momentous one, but it is also a natural next step following the establishment of our global alliance with WW&C ten years ago. The Alliance has proved to be a great success, and strong personal and working relationships have been built up between associates in both firms; we strongly believe that the combination of our businesses will further strengthen our pre-eminent position as a global consulting firm.

        The change in our ownership structure also provides a catalyst for changes to the way we operate, and we feel the time is right for some further streamlining in order to address the needs of our clients, the market and our associates. The firm is facing many new challenges in our various markets and the business combination will improve our ability to respond quickly and decisively in order to maintain the very strong brand and market position we have built.

        The combination of our businesses also underlines our commitment to continue to grow and invest in our future and the new capital structure will make our growth and development less dependent on the ability of Partners to provide or arrange capital. We believe firmly that steady and profitable growth of our business provides the greatest security for the future and will maximise the opportunities available to our associates to learn, develop and take on new challenges.

        Although the firm will cease to be a partnership, every endeavour will be made to ensure it remains a very special place to work; we will continue to place a high value on working together as a team to achieve the highest levels of professional excellence and service to our clients—our core values will not change.

        You are bound to have many questions and we want to provide you with as much information as possible. Over the coming weeks, we will aim to schedule presentations in each of the Offices, and also some webcasts, so we can provide you with further details and respond to any immediate questions you may have. Also, both of us, and other members of the Partnership Board, and the Euro Matrix Group will be available to meet with you and respond to your questions. We are very committed to maintaining an open line of communication so that you can be kept up to date with all developments.

Paul Thornton and Babloo Ramamurthy

Additional Information

        Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

        Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

[LOGO]

January 18, 2005

To:	All Associates
From:	John Haley and Paul Thornton
Subject:	Proposed Business Combination

        We are delighted to announce that Watson Wyatt & Company Holdings and Watson Wyatt LLP have agreed in principle to combine our two businesses to form a single firm.

        Both firms have long and successful histories, and we are very proud of what we have achieved together over the past 10 years. We have built one of the strongest global actuarial, HR consulting and service delivery networks through shared strategic vision and values, a passion for achieving excellence in everything we do and an internal environment where we recruit and retain the very best associates in our business. The close working and personal relationships that have been built over the years between associates in both firms make this combination a natural next step.

        By joining together, we can focus on consolidating our management and ownership structures, aligning our operational policies and strengthening our decision-making processes to take full advantage of the many opportunities that are available around the world.

        Most importantly, this proposed combination can help us better serve our clients, who are growing more global every day. Clients will benefit from a totally seamless global network, and joint investments will be made to grow our market share, develop new and profitable service lines and expand into new territories. We also believe this business combination will help us to further build our position as the consulting firm of choice for major multinational companies.

        We are excited by the prospects for our future development and growth as a single firm. The combined firm, under the name Watson Wyatt Worldwide, will have members of both firms on its board and on the Global Matrix Group, the firm's principal executive management team. We also expect shares of the company to be traded on both the New York and London stock exchanges.

        As you will see in the attached press release, this transaction is technically an acquisition of the assets of Watson Wyatt LLP by a subsidiary of Watson Wyatt & Company Holdings. However, both parties see this as a business combination of long-time partners.

        Over the coming months, we will update you on major developments as we work towards closing the transaction, which is subject to the signing of a definitive agreement, approval by stockholders of Watson Wyatt & Company Holdings and the voting partners of Watson Wyatt LLP, regulatory review and customary closing conditions. But please understand that all communications—internal and external—is governed by the strict rules of various regulators.

        The attached press release and answers to "frequently asked questions" provide more details. An alert suitable for sending to clients, to be distributed shortly, is the only approved external communication you may use. Please refrain from otherwise communicating with anyone not employed by Watson Wyatt & Company or Watson Wyatt LLP regarding the proposed transaction, and also refrain from all forms of written communication regarding the transaction, as well as any communication that includes forecasts or projections about either company. If you have any communications-related questions or issues, please coordinate them through Bob McKee (Americas and Asia-Pacific) or Bruce Wraight (Europe).

        This is tremendously positive news for the firm. Thank you for making the alliance work and for putting Watson Wyatt Worldwide in a position to take advantage of the global opportunities before us.

Additional Information

        Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT

BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

        Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

        This memo contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the "company") management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company's common stock and on the company's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected; unknown liabilities; the success of the company's marketing, development and sales programs following the transaction; the company's ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company's common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company's continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company's services; and other factors discussed under "Risk Factors" in the company's Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no

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obligation to update any of the forward-looking information included in this memo, whether as a result of new information, future events, changed expectations or otherwise.

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FOR INTERNAL USE ONLY

Watson Wyatt Worldwide Business Combination
Frequently Asked Questions
January 18, 2005

Overall Strategy

1.     Why do this? Why now?

  From a marketplace perspective, our clients are growing more global every day, with ever more complex needs. We can better meet those needs by investing as a single firm. By combining, we are also sending a strong message to the marketplace. We are the pre-eminent global firm in the business, and this underscores our commitment to our global brand and infrastructure.

  In addition, this move will help us become even more aligned, efficient and nimble when it comes to decision-making. This will make us more productive—and result in better service to clients.

  It also supports our growth goals. For example, we intend to aggressively expand our insurance and financial services consulting business in the Americas and Asia-Pacific. Also, Europe is an attractive market for our technology solutions.

  Lastly, the decision is a natural progression in our alliance. The firms are an excellent fit—and we have nearly 10 years of experience to prove it. This is the logical next step.

2.     How will the integration of the two firms be managed?

  We have a special task force that will be looking at all integration issues in the months ahead. The task force consists of John Haley, Gene Wickes, Paul Thornton and Babloo Ramamurthy, and will be chaired by Paul Thornton.

3.     Will Watson Wyatt LLP adopt the Horizon strategy now being implemented in the Americas and Asia-Pacific?

  Yes. The Horizon strategy is Watson Wyatt & Company's new strategy that focuses the whole company around market leadership and, specifically, growth in our target market. Based on representation on the Global Matrix and the Watson Wyatt & Company Holdings Board, senior leaders from Watson Wyatt LLP have participated in discussions concerning the Horizon strategy. Horizon's focus is consistent with Watson Wyatt LLP's current business strategy. Going forward, we will seek to tailor Horizon for Europe and adopt Horizon as our overriding global strategy. For more on Horizon, please visit https://insite.watsonwyatt.com/horizon/.

4.     What name will the business use?

  Watson Wyatt Worldwide—the same name we have been operating under for the past 10 years.

Management

5.     What does this mean for the overall management structure of Watson Wyatt Worldwide?

  John Haley will be president and chief executive officer of the unified firm, and Babloo Ramamurthy will be European regional manager. The firm will be managed, at the highest level, through the Global Matrix. Members of the Global Matrix will be chaired by John Haley and will include Philip Brook, David Dow, Carl Mautz, J.P. Orbeta, Babloo Ramamurthy, Paul Thornton, Roger Urwin, Alan Whalley and Gene Wickes.

6.     Will more Watson Wyatt LLP leaders join the Watson Wyatt & Company Holdings board?

  Paul Thornton, Watson Wyatt LLP's senior partner, is currently a member of the Watson Wyatt & Company Holdings Board. It is expected that the board will be expanded to include two new directors: an inside member from Watson Wyatt LLP and an outside director with a background in Europe.

Associates

7.     How will this affect associates?

  We have had a successful alliance for nearly 10 years, so for the vast majority of associates this means business as usual. We will of course be looking to leverage our resources (e.g., people, processes, systems) even more fully on a global basis.

8.     How will the new organizational structure benefit the firm and associates?

  The firm and our associates will benefit as we strengthen our global capabilities, as well as our brand. The increased efficiency and productivity provided by the new structure will allow associates to provide even better service to our clients. We also anticipate better firm-wide communication and collaboration on global initiatives and a more diverse work experience for our associates.

9.     What does this mean culturally for Watson Wyatt LLP?

  Watson Wyatt LLP and Watson Wyatt & Company already share many common values and a common approach to how we work. We will be working hard to support the organizational change associated with this initiative.

10.   What happens to Watson Wyatt LLP partners?

  Watson Wyatt LLP partners will become employees and stockholders of the unified firm. Their stock will be subject to trading restrictions similar to the arrangements that applied to some Watson Wyatt & Company associates after the initial public offering in 2001. They will also become subject to the same stock ownership guidelines currently in place for Watson Wyatt & Company Band 5 and 6 associates.

11.   How will the transaction impact benefits for associates of both firms?

  We will be looking at the various elements of employment and HR policies. However, since the alliance was formed, the HR programs of the two firms have been steadily converging. Inevitably some elements will need to be altered to accommodate the integration of the two firms. Any proposed changes will be communicated as part of the process.

Terms/Financials

12.   What is the process and timeline for finalizing the business combination?

  First, the two firms must sign final agreements relating to the transaction. Then, we must go through a process of securing stockholder approval for the deal and registration of the shares to be issued. That process is governed by strict guidelines under the U.S. securities laws. It will involve sending a detailed prospectus to stockholders, outlining all the key details of the proposed deal. We are aiming to close the deal on or before Watson Wyatt & Company's fiscal year-end of June 30, 2005. While our communication during this timeframe will be limited by SEC rules, we will alert you to key milestones and the release of publicly available information.

13.   What are the terms?

  Watson Wyatt & Company already owns approximately 20% of Watson Wyatt LLP and will acquire the remaining assets of Watson Wyatt LLP for an estimated purchase price of $451 million.

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  Payment will be made through the issuance of approximately 11 million shares of Watson Wyatt & Company Holdings common stock and cash of $158 million, using existing cash reserves and borrowings.

14.   What will be the financial impact on Watson Wyatt & Company?

  We expect that this transaction will positively impact our long-term growth, profitability and shareholder value. We also expect that it will be modestly "accretive" to earnings, meaning per-share earnings will be enhanced.

15.   Will we look for cost savings and/or redundancies and staff reductions?

  Cost savings are not the driver of this transaction. However, over time we plan to make the new organization as efficient as possible. We do not have any specific plans at the moment, but, as always, we continue to look for ways to integrate and leverage our business as effectively as possible.

16.   What else is on Watson Wyatt's radar screen? More transactions such as this?

  Our strategy has consistently been to pursue transactions only if they represent a strategic and cultural fit, and if they are accretive to earnings. We continually look for such opportunities.

Clients

17.   What are we telling clients?

  Clients are unlikely to notice any immediate changes, mostly because the global alliance has served us well in enabling us to provide truly global service to our multinational clients. In the long term, we expect our global capabilities to grow even stronger as we become a unified firm.

  As a result of the transaction, global clients will be dealing with a single company, which at some point in the future will simplify matters such as global billing and global engagement letters.

  An approved client communication will be sent under separate cover to inform clients of this change and will be accompanied by the press release.

18.   Will there be any impact on how we manage clients globally?

  The Global Matrix and other committees are now actively looking at targeting certain large clients across geographies in a more coordinated fashion and also looking at related infrastructure needs for those clients. We will communicate more as plans take shape.

        Please note that this transaction has not yet been consummated and is subject to a number of conditions, including the signing of a definitive agreement, approval by stockholders of Watson Wyatt & Company Holdings and by the voting partners of Watson Wyatt LLP, regulatory review and customary closing conditions.

Additional Information

        This document was distributed to employees of both Watson Wyatt & Company and Watson Wyatt LLP on January 18, 2005. Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP

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AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006 Attention: Investor Relations, or by telephone at 202-715-7000.

        Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

        This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the "company") management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company's common stock and on the company's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses; processes and systems in a timely and cost-effective manner; significant transaction costs expected; unknown liabilities; the success of the company's marketing development and sales programs following the transaction; the company's ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company's common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company's continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company's services, and other factors discussed under "Risk Factors" in the company's Annual Report on Form 10-K filed on August 17, 2004 with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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Project Atlantic Conference Call Script

Intro:

        Good morning, this is Lisa Mayr, Director of Investor Relations at Watson Wyatt & Company Holdings. Welcome to our conference call to discuss our recently announced non-binding letter of intent to combine with our alliance partner Watson Wyatt LLP. I am here in Washington, DC, today with John Haley, Watson Wyatt & Company's President and Chief Executive Officer, and Carl Mautz, Chief Financial Officer. We are also being joined via conference call by Babloo Ramamurthy, Managing Partner of Watson Wyatt LLP who is in London, England. After some brief prepared remarks we will take your questions.

        Please refer to our website to obtain a copy of this morning's press release. Today's call is being recorded and will be available for replay beginning two hours after the call time and for the next 12 months via webcast on the company's website at www.watsonwyatt.com.

        This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding expected financial and operating performance. For this purpose, any statements made during this call that are not statements of historical fact, may be deemed to be forward-looking statements.

        You are hereby cautioned that these statements may be affected by the important factors, among others, set forth in our filings with the Securities and Exchange Commission and in today's news release, and, that consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise except as provided by federal securities laws. We intend to file a registration statement with the SEC including a proxy statement and a prospectus. We urge you to review these documents carefully when they become available because they will provide important information about the transaction.

        Finally, for clarity please note that all references during this call to Watson Wyatt & Company refer to Watson Wyatt & Company Holdings, the publicly traded entity or its principal operating subsidiary Watson Wyatt & Company. We will use the names Watson Wyatt LLP or WWLLP to refer to our European partner. Also, when we refer to financial results of WWLLP we are using an exchange rate of $1.80 to the pound. At this time I'll turn the conference call over to John Haley.

John Haley

        Thank you, Lisa.

        Good morning and thank you for joining us, especially on such short notice. I am delighted to announce that Watson Wyatt & Company has reached an agreement in principle with our long-time alliance partner to acquire the assets of Watson Wyatt LLP.

        Watson Wyatt & Company and WWLLP have operated successfully together under the name Watson Wyatt Worldwide for nearly 10 years. Our decision to combine is a natural progression that further strengthens our position as the pre-eminent global provider of human capital and financial management consulting services. We believe that the transaction will offer significant value to clients of both firms, as well as to shareholders and employees.

        Before going into more detail on this—let me give you a little background on Watson Wyatt LLP and our history together. WWLLP was founded in 1878 as R. Watson and Sons and was the world's first actuarial consulting firm. Today, Watson Wyatt LLP has a leading market position in Europe. The firm has particular strength in the U.K., which is second only to the U.S. in terms of market size for human capital consulting services.

        In 1995 we formed our global alliance and became known as Watson Wyatt Worldwide. Today, many of our clients, particularly global actuarial clients, are served seamlessly around the world by the alliance. The combined organization currently serves nearly twice as many of the largest 300 pension funds in the world as its nearest competitor.

        Our two companies fit well together. We have always said we would look only for acquisitions that represent a strategic fit and a cultural fit and that are accretive. We believe this transaction meets all three criteria. Let me explain how.

        Strategically, the reason for combining starts with our clients. As they become more global, they need an adviser that is globally integrated in every sense of the phrase. They are looking for global best practices, nimble response times to their problems and talented consultants in each country in which they operate. As a single firm, we can invest more effectively to meet our clients' increasingly complex needs. Together we will be more aligned and efficient in our decision-making, with clear benefits for our clients and for us as a firm.

        The business combination also underscores our commitment to growth. We expect significant opportunities to cross-sell to both firms' target market clients. For instance, we plan to grow our insurance and financial services consulting business far more aggressively in the Americas and Asia-Pacific. We also see excellent opportunities for expansion in Europe, including further leveraging of our technology solutions.

        I also want to emphasize that, in an increasingly competitive worldwide market for human talent, one of the key attributes of this transaction is the bringing together of the extensive expertise represented by our combined organization. While we do expect the combination of our firms to result in some economies of scale, this transaction is all about positioning our firm for future top-line growth.

        On the cultural side, we know each other well. And after almost 10 years of experience together we have already made significant steps toward integration.

        Our management team is particularly integrated and since the formation of the alliance, we have been managing Watson Wyatt Worldwide through a Global Matrix comprised of senior managers of both firms. Alan Whalley, our current U.S. regional manager for Watson Wyatt & Company, is the former managing partner of WWLLP. And Babloo Ramamurthy, the current WWLLP managing partner, was previously employed by The Wyatt Company, the predecessor firm to Watson Wyatt & Company.

        We have many cross-Atlantic teams that jointly serve more than 100 actuarial clients, and our associates know how to work together. Most importantly, our core values and corporate goals are integrated—putting clients first, integrity and excellence in all we do.

        I am pleased to have here on the call Babloo Ramamurthy who will serve as the new Europe regional manager for Watson Wyatt Worldwide. Babloo will spend a few minutes discussing the European markets for our services and his perspective on the transaction. Then Carl will review some of the financial details of the proposed transaction.

        Babloo, please go ahead.

Babloo Ramamurthy

        Thanks, John, and good morning to everyone. Let me start off by saying how delighted I am to be here today. Having served a combined 27 years with both organizations, I believe that this is the next logical step for our alliance.

        As John mentioned, Watson Wyatt LLP is the premier provider of human capital services in Europe. Watson Wyatt LLP's fiscal 2004 revenues were approximately $436 million, and more than

80% of our revenues came from the United Kingdom. We serve 40% of the Euro 500 companies and over 75% of the FTSE. We have long-lasting relationships with our clients, and similar to Watson Wyatt & Company, we are seen as the thought leaders when it comes to innovative benefits solutions.

        Watson Wyatt LLP is engaged in five primary lines of business: benefits consulting, comprising 52% of revenues; insurance and financial services, representing 16% of revenues; benefits administration solutions, representing 13% of revenues; investment consulting, representing 10%; and human capital consulting, representing 9% of total revenues.

        Let me talk about the growth drivers for each of these businesses.

        First, I'll discuss our benefits consulting group, which is similar to Watson Wyatt & Company's retirement practice. As in the U.S., we grow our revenues in this business by gaining market share and increasing project work, primarily related to legislative changes. And there are a number of regulatory changes that are driving demand in this core business, particularly in the U.K.

        The recently-passed Pensions Act and other recent tax changes will have a significant impact on employer-sponsored pension plans. At the same time, companies are focused on pension fund financing and investment and are looking for ways to manage the financial risks associated with running a pension plan. New international accounting standards for retirement and stock plans also are creating strong demand for consulting services as we continue to grow our revenues. All this activity has meant increased demand for consulting services.

        Our Insurance and Financial Services group provides actuarial consulting services to insurance companies and others in areas such as claims reserving, capital requirements, risk management and valuations related to mergers and acquisitions. We believe our specialized solutions and deep knowledge base have helped this practice to grow. Legislation related to capital adequacy has also created additional work for this practice. WWLLP has operated this business globally under the alliance. Although primary revenues come from Europe, there are currently budding operations in Asia and the United States. We are very excited to take this practice to the next level and begin exploring additional opportunities in the Americas.

        Our Benefits Administration Solutions group provides outsourced pensions and benefits administration solutions, similar to those provided by Watson Wyatt & Company. Currently, this business is largely focused on the UK, and we see strong opportunities for expansion as more companies move to outsourcing with Watson Wyatt point solutions.

        We also provide investment consulting services similar to those provided by Watson Wyatt & Company through its regulated entity, Watson Wyatt Investment Consulting. This business grew nicely last year as companies looked to us for strategic advice on how to structure their pension assets in a challenging investment climate.

        Finally, we provide Human Capital consulting services similar to Watson Wyatt & Company. The revenues for this group have been negatively impacted by the economic cycles over the past three years. However, we are beginning to see a pick up for executive reward consulting. As economic cycles rebound we expect demand for our services to grow.

        In sum, on behalf of Watson Wyatt LLP we are very pleased with this business combination. We expect that together our global footprint will give us a competitive advantage in the marketplace. Now I'll turn things over to Carl, who can give you more details on the transaction structure.

Carl Mautz

        Thank you Babloo. Let me echo John and Babloo's sentiment that I am delighted to share this good news with you today. Now I would like to discuss with you our proposed structure for the transaction as well as our process to complete the transaction and some very high-level financial information.

        First, with regard to structure—currently, Watson Wyatt & Company owns 20% of Watson Wyatt LLP. We are basing our purchase price on an entity value of $550 million of which approximately $451 million represents proceeds going to the partners and $99 million is our current investment in the business after certain adjustments which will be detailed in our filings.

        Thirty-five percent of the purchase price or $158 million will be paid in cash on closing in pounds sterling at a designated exchange rate of $1.80 per pound. The remaining consideration of $293 million will be paid in stock through the issuance of approximately 11 million shares of Watson Wyatt & Company Holdings stock. The number of shares to be issued was calculated based on the average trading price 20 days prior to the announcement date and is therefore a fixed amount. Fifty million dollars of the stock consideration is contingent on the European operation's ability to meet certain revenue and profitability goals by June 30, 2007.

        Generally, one fourth of the shares to be issued will be tradable at closing and the remaining shares will become freely tradable in 3 equal tranches on the anniversaries following the closing date. This will vary by the partnership level and will be detailed in our SEC filings.

        The proposed transaction is an asset purchase. We are assuming all assets and substantially all liabilities, but we are not assuming liability for most professional indemnity claims relating to the period before closing or certain of Watson Wyatt LLP's obligations to its partners. We will be using WWLLP cash reserves to pay out bonuses, accrued taxes and the capital accounts of the partners.

        We expect to use existing cash reserves of Watson Wyatt & Company and borrowings for the cash portion of the consideration. We also expect to continue to declare and pay quarterly cash dividends to Watson Wyatt & Company stockholders.

        At this point, although the governing bodies of both companies have approved a non-binding letter of intent, we have a number of steps prior to closing including negotiating and signing definitive agreements, filing a proxy and registration statement with the Securities and Exchange Commission, securing approval of Watson Wyatt & Company Holdings' stockholders via a special meeting and securing the approval of the Watson Wyatt LLP partners. We are estimating a closing date prior to the end of Watson Wyatt & Company's fiscal year-end, June 30, 2005 but of course this may change subject to regulatory review.

        Revenues for the combined firms in 2004 would have been more than $1.1 billion. On a stand-alone basis, revenues for WWLLP grew 8% last year and we expect long-term growth to be in the 3% to 5% range. We expect that the transaction will be modestly accretive. There are no synergies built into our financial models at this point.

        The two companies have been working together for many years, but we have very different accounting structures and financial statements. Watson Wyatt LLP's fiscal year-end is April 30 and Watson Wyatt & Company's year-end is June 30.

        Also, the European operations have been a partnership and their financial statements reflect partner compensation as a distribution of entity profits. Partner compensation going forward will align with market salaries and bonuses.

        The other major adjustment will relate to the amortization of intangibles. We are still working on the valuation and we will provide additional information on the expected amounts in our filings. Finally, there are some minor differences between US GAAP and UK GAAP that will affect the financials, particularly the combined balance sheets.

        Now, I'll turn things back over to John.

John Haley

        Thanks, Carl. On behalf of the teams here in Washington and London, I want to say that we believe this transaction brings together the world's best resources and strengthens our position as the leading human capital and financial management consulting firm on a global basis.

        Before I take any questions, let me remind you that we are presenting from separate locations, so please forgive any lags we may have between answers. We'll now take any questions you may have.

AFTER QUESTIONS, close with:

        Thanks again for joining us for this exciting news. We look forward to updating you in a few weeks on our results for the second quarter of fiscal 2005.

Additional Information

        Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

        Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

        This press release contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the "company") management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company's common stock and on the company's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected, unknown liabilities; the success of the company's marketing, development and sales programs following the transaction; the company's ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company's common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company's continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company's services; and other factors discussed under "Risk Factors" in the company's Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of the forward-looking information included in this press release, whether as a result of new information, future events, changed expectations or otherwise.